MANAGEMENT’S DISCUSSION AND ANALYSIS
JULY 22, 2004

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED HEREIN THAT ARE PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, WHICH, EXCEPT AS DESCRIBED IN NOTE 9, CONFORM IN ALL MATERIAL RESPECTS WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES. ALL AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. ANNUAL REFERENCES ARE TO THE COMPANY’S FISCAL YEARS, WHICH END ON MAY 31.

OVERVIEW

Medicure Inc. (the “Company”) is focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Company’s research and development program is currently focused on the clinical development of the Company’s lead product, MC-1 and a second product MC-4232, and the discovery and development of other drug candidates.

Table 1 summarizes our clinical product candidates, their therapeutic focus and their stage of development.

MC-1 is a natural compound that is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from a Phase II clinical trial, MEND-1, showed that MC-1, reduces ischemic heart damage following angioplasty. The results demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty. Ischemia and ischemic reperfusion injury remain a major inadequately treated area of cardiovascular medicine.

The Company’s second product, MC-4232 is being developed for use in the treatment of hypertension, particularly for those with difficult to treat hypertension complicated by co-existing diabetes. MC-4232 is a combination product incorporating MC-1 and an ACE Inhibitor. Approximately 50 million adult Americans have high blood pressure. Of those, 73% are not adequately controlled and therefore have an increased risk of heart attack, stroke, kidney failure, damage to the eyes, heart failure, and atherosclerosis. Control of hypertension for certain subsets of this population has remained inadequate despite the availability of several key classes of compounds.

In parallel to the development of MC-1 and MC-4232, the Company has focused on designing and developing novel therapeutics to offer improved treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. Its objective is to discover and in-license new drug candidates for advancement into clinical development and commercialization. The Company’s drug discovery program is utilizing a unique natural product template with a promising safety profile for the design and synthesis of effective therapeutics. The Company has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Some of the Company’s new compounds have shown positive effects in in vitro and in vivo efficacy studies and are being studied further to evaluate their commercial potential.

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of material measurement differences to

TABLE 1
PRODUCT CANDIDATE	THERAPEUTIC FOCUS	STAGE OF DEVELOPMENT

MC-1	Coronary Artery Bypass Graft Surgery	Phase II
MC-4232	Hypertension	Phase II
MC-1	Stroke	Phase I
MC-45228	Antithrombotic	Discovery
MC-5422	Anti-Ischemic	Discovery

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United States generally accepted accounting principles (“US GAAP”) is presented in note 9 to the audited consolidated financial statements for the year ended May 31, 2004. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include research and development, the assessment of net recoverable value of patents, and stock-based compensation.

Research and development costs

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Patents

On a regular basis, management reviews the valuation of patents taking into consideration any events and circumstances which may impair their recoverable value. The new Section 3063 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Impairment of Long Lived Assets, calls for the recognition, measurement and disclosure of the impairment of long-lived assets for fiscal years beginning on or after April 1, 2003. With consideration given to this new section management reviewed the carrying value of its patents and no adjustment was made to the capitalized patent costs.

Stock-based compensation

The Company adopted the fair value method of accounting for all employee stock-based compensation in the fourth quarter of fiscal 2004 pursuant to the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company had previously adopted the recommendations, as required, for awards granted under its stock option plan to non-employees effective June 1, 2002. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The amended recommendations of CICA Handbook Section 3870 provide that a company may apply the rules on a prospective basis or a retroactive basis and that a company may choose to voluntarily adopt the amended recommendations in fiscal 2004 rather than on the required adoption date for the Company of June 1, 2004.

As permitted, the Company has applied a fair value based method to expense employee, management or directors stock options awarded since June 1, 2003. The Company accounts for stock options granted to non-employees on or after June 1, 2002 using the fair value method.

Compensation expense is recorded for stock options issued to employees and non-employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The Black-Scholes model is not the only permitted model to calculate the fair value of stock options issued pursuant to Handbook Section 3870. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. The Company recorded stock compensation expense in fiscal 2004 of $386,048.

NEW ACCOUNTING POLICY EXPECTED TO BE ADOPTED IN THE SUBSEQUENT YEAR

GAAP Hierarchy

The new CICA Handbook Section 1100, Generally Accepted Accounting Principles has been issued, effective for fiscal years beginning on or after October 1, 2003. The new section established standards for financial reporting in accordance with Canadian GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within Canadian GAAP. The new standard eliminates industry practice as a possible source to consult. The Company does not expect that the implementation of this new standard will have a significant impact on its consolidated financial statements.

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SELECTED FINANCIAL INFORMATION

The following is selected financial information about the Company, for its 2004, 2003 and 2002 fiscal years:

(IN THOUSANDS OF CDN$ EXCEPT PER SHARE DATA)	2004	2003	2002
Revenue	445	241	184
Research and development expenses	(4,279)	(3,118)	(3,104)
General and administrative expenses	(2,115)	(1,284)	(950)
Amortization	(41)	(33)	(61)
Loss for the year	(5,989)	(4,194)	(3,875)
Loss per share	(0.11)	(0.11)	(0.14)
Total assets	22,385	5,296	9,377
Total liabilities	817	354	8,987
Deficit	(18,655)	(12,665)	(8,472)
Total capital stock and contributed surplus	40,223	17,607	17,459

QUARTERLY FINANCIAL INFORMATION FOR 2004 AND 2003

The following is quarterly financial information about the Company, for its years ended May 31, 2004 and May 31, 2003:

(IN THOUSANDS OF CDN$ EXCEPT PER SHARE DATA)	AUG 31	NOV 30	FEB 29	MAY 31	TOTAL

2004
Revenue	74	80	163	128	445
Net loss	(1,107)	(1,284)	(1,531)	(2,067)	(5,989)
Loss per share	(0.02)	(0.03)	(0.02)	(0.03)	(0.11)
2003
Revenue	67	57	69	48	241
Net loss	(1,206)	(1,172)	(918)	(898)	(4,194)
Loss per share	(0.03)	(0.03)	(0.02)	(0.02)	(0.11)

As noted, the Company adopted the fair value method of accounting for all employee stock-based compensation in the fourth quarter of fiscal 2004 pursuant to the recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company retroactively restated the financial results of the previously reported quarterly financial information in fiscal 2004 to reflect the adoption of these new standards. The impact on the financial results for the three-month periods ended August 31, 2003, November 30, 2003 and February 29, 2004 was to increase the previously reported loss for the period by $8,000, $37,000 and $64,000, respectively.

RESULTS OF OPERATIONS

Research and Development

The Company is a development-stage enterprise that dedicates the majority of its cash resources to research and development activities. Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

Research and development expenditures for the fourth quarter ended May 31, 2004 were $1,540,000 as compared to $602,000 for the same quarter in fiscal 2003. Research and development expenditures increased to $4,279,000 in fiscal 2004 as compared to $3,118,000 for fiscal 2003 and represent 67% of the Company’s total expenditures in fiscal 2004. Research and development expenditures for fiscal 2004 were higher due to the

18   MANAGEMENT'S DISCUSSION & ANALYSIS

ongoing Phase II/III Coronary Artery Bypass Graft (CABG) trial attributed to MC-1, called MEND-CABG and the clinical development program of MC-4232. The Company initiated patient enrollment of the MEND-CABG study in April 2004. The Phase II portion of the study will enroll up to 900 patients. The study will evaluate the ischemic reperfusion and neuro-protective effects of MC-1 in patients undergoing high-risk CABG surgery. The trial is being conducted at approximately 40 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI).

The initiation of the MEND-CABG trial was based on the Phase II trial, MEND-1, managed by DCRI, which showed that the Company’s lead product, MC-1, reduces ischemic heart damage following angioplasty as determined by the release of the amount of the marker cardiac enzyme, CK-MB. The trial enrolled a total of 60 high-risk patients undergoing percutaneous coronary intervention (PCI), and was conducted at four medical centres in Canada and the USA.

The increase in research and development expenditures was also due to the clinical development program of MC-4232, which commenced in early fiscal 2004. In a pre-IND meeting to consider the Company’s proposed development of MC-4232, the United States Food and Drug Administration (FDA) advised the Company its proposed Phase II/III clinical program was adequate to proceed with an expedited registration program known as 505(b)2. Based on the plan presented to the FDA, the Company initiated an exploratory Phase II study in early fiscal 2004. The initial Phase II trial tested MC-1 alone to establish complementary therapeutic effects of MC-1 and dosing regimens. In the fourth quarter of fiscal 2004, the Company announced preliminary results from the Phase II trial. These results support the Company proceeding with the expansion of its MC-4232 clinical development program.

The Company expects the research and development expenditures for fiscal 2005 to be significantly higher than fiscal 2004. A significant portion of the increase in expenditures during fiscal 2005 will be incurred in the Phase II/III MEND-CABG trial attributed to MC-1 and the clinical development program of MC-4232.

General and Administration

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, but are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities. For the fourth quarter these expenditures totaled $644,000 compared to $334,000 for the same quarter of the prior fiscal year. General and administration expenses totaled $2,115,000 for the year ended May 31, 2004, as compared to $1,284,000 for the year ended May 31, 2003. The increased spending in fiscal 2004 as compared to fiscal 2003 was primarily attributable to the internal growth that was required to support the Company’s increased business development and investor relations activities, regulatory costs and professional fees. This includes costs associated with listing on the American Stock Exchange during the third quarter of fiscal 2004. The Company expects slightly higher levels of general and administrative activities for fiscal 2005 to support increased business development activities.

Interest and Other Income

Interest and other income for the fourth quarter ended May 31, 2004 was $128,000 compared to $48,000 for the fourth quarter ended May 31, 2003. Interest and other income for fiscal 2004 totaled $445,000 as compared to $241,000 for fiscal 2003. Interest income was higher in fiscal 2004 primarily due to a larger average cash and cash equivalents balance, which resulted primarily from an equity offering and warrant conversion in fiscal 2004 that raised net proceeds of $21,617,000. Throughout fiscal 2004 and fiscal 2003, management invested funds in short-term investments.

Results

The consolidated net loss from operations for the three months ended May 31, 2004 was $2,067,000 or $0.03 per share compared to a net loss of $898,000 or $0.02 per share for the three-month period ended May 31, 2003. For the year ended May 31, 2004, the Company recorded a net loss of $5,989,000 or $0.11 per share compared to a net loss of $4,194,000 or $0.11 per share for the year ended May 31, 2003. As stated above, these results of operations were mainly attributable to the Company’s clinical development program and the increased business development activity required to support the program. The Company expects to incur a loss next year as it continues to invest in product research and development.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, interest income on funds available for investment and government grants and tax credits.

As at May 31, 2004, the Company had cash and cash equivalents totaling $19,954,000 compared with $4,131,000 at the previous year-end. On June 26, 2003, the Company strengthened its cash position by raising gross proceeds of $7,648,000 (before share issuance costs

19   MANAGEMENT'S DISCUSSION & ANALYSIS

of $609,000) through a private placement of 8,997,632 common shares of the Company at $0.85 per share.

In addition, Company received proceeds of $14,578,000 from the exercise of warrants and agents’ compensation units that were to expire on December 20, 2003. The warrants were part of a public offering in December 2001. These funds are committed to short-term investments and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates. The total number of common shares issued and outstanding at May 31, 2004 was 66,646,660 as compared to 38,509,864 at May 31, 2003.

COMMITMENTS

The Company’s wholly-owned subsidiary, Medicure International Inc. has ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. Medicure International Inc. may terminate these agreements at any time provided thirty (30) days notice is provided. During the year ended May 31, 2004, the Company incurred an aggregate of $3,953,118 (2003 -$3,058,946) in expenditures under these agreements which is included in research and development expenses in the statement of operations. Expenditures incurred from inception of the agreements to May 31, 2004 total $12,397,619. As at May 31, 2004, the Company is committed to fund a further $7,826,587 of research and development expenditures under these agreements. Subsequent to May 31, 2004, Medicure International Inc. entered into a similar development agreement with another third party up to a maximum of direct research and development expenditures of $5,000,000.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The Company has entered into no futures or forward contracts at May 31, 2004.

RELATED PARTY TRANSACTIONS

During the year ended May 31, 2004, the Company paid companies controlled by a director, a total of $228,794 (2003 - $193,485) for office rent and supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company expects to continue to incur operating losses as it expands its clinical and drug discovery programs. The Company expects higher clinical expenses as a result of the MEND-CABG Phase II/III clinical trial with its lead product, MC-1 and the clinical trial activity for its second product MC-4232 for treatment in hypertension in fiscal 2005. Based on current plans, it is anticipated that total expenses will increase significantly during fiscal 2005 as a result of these clinical trials. The Company believes it has sufficient resources to fund operations into the second quarter of fiscal 2006. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the results of preclincal studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

The Company’s strategic focus will be to move closer to regulatory approval for its lead product, MC-1 and its second product MC-4232, and identify and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. The Company may consider raising additional capital during fiscal 2005 to fund operations over the long-term.

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RISKS AND UNCERTAINTY

The Company’s products and technologies are currently in the research and development stages. The Company does not and may never have a commercially viable drug formulation approved for marketing. To obtain regulatory approvals for the Company’s products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

The Company has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

This “Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements which may not be based on historical fact, including without limitation statements containing the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property and dependence on collaborative partners. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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